UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated November 7, 2013, announcing the Company's results for the nine months ended September 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 7, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED
SEPTEMBER 30, 2013 RESULTS

•	Net revenue of $13.4 million, up by 3% year over year in the third quarter of 2013
•	Adjusted EBITDA of $5.7 million in the third quarter of 2013
•	Adjusted net loss of $409,676, or $0.04 per common share in the third quarter of 2013
•	Completed a $34.5 million equity offering and subsequently purchased two Eco-Design Ultramax newbuilding drybulk carriers

ATHENS, Greece, November 7, 2013 - Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the third quarter and nine months ended September 30, 2013.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Average number of vessels	12.0	13.0	10.9	12.9
Time charter equivalent rate (TCE) (1)	11,574	9,274	12,418	10,360
Net Revenue	12,929,126	13,353,696	37,355,838	40,685,326
EBITDA (1)	(12,251,606)	(1,431,108)	719,953	7,316,386
Adjusted EBITDA (1)	6,395,056	5,657,733	20,068,979	14,959,187
Net Loss	(18,785,001)	(7,498,517)	(17,885,810)	(10,992,587)
Adjusted Net (Loss) / Income (1)	(138,339)	(409,676)	1,463,216	(3,349,786)
Loss per common share basic and diluted (2)	(3.08)	(0.65)	(2.93)	(0.97)
Adjusted (Loss) / Earnings per common share basic and diluted (1), (2)	(0.02)	(0.04)	0.24	(0.30)

(1)
Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(2)	All per-share figures in this table and in our financial results reported below have been adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "The third quarter of 2013 was transformative for Paragon as we switched our focus to growth and execution of our strategy so we can take full advantage of the improvements we are seeing in the drybulk market."

Mr. Bodouroglou continued, "During the quarter, we successfully completed a $34.5 million equity offering, and acquired two Eco-Design Ultramax newbuilding drybulk carriers that are expected to be delivered in 2014. In addition, Box Ships proceeded with the full repayment of the outstanding balance of the loan provided by the Company in October, which further improves our liquidity and cash position."

Mr. Bodouroglou concluded, "During the third quarter and into the fourth quarter, we have witnessed significant strength in the drybulk market, starting with the Capes in August, and followed by Panamaxes in late September. We believe that the worst is behind us, although we expect that going forward the market will continue to be volatile. Overall, we are better positioned to capture the anticipated upcoming recovery of the drybulk market with a significantly lower cost structure and efficient operations."

Third Quarter 2013 Financial Results
Gross charter revenue for the third quarter of 2013 was $14.1 million, compared to $13.7 million for the third quarter of 2012. The Company reported a net loss of $7.5 million, or $0.65 per basic and diluted share, for the third quarter of 2013, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 11,307,194 and reflecting the impact of the non-cash items discussed below. For the third quarter of 2012, the Company reported net loss of $18.8 million, or $3.08 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 5,960,610.

Excluding all non-cash items described below, the adjusted net loss for the third quarter of 2013 was $0.4 million, or $0.04 per basic and diluted share, compared to adjusted net loss of $0.01 million, or $0.02 per basic and diluted share, for the third quarter of 2012.

EBITDA for the third quarter of 2013 was negative $1.4 million, compared to negative $12.3 million for the third quarter of 2012. EBITDA for the third quarter of 2013 was calculated by adding the net loss of $7.5 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.1 million. Adjusted EBITDA, excluding all non-cash items described below, was $5.7 million for the third quarter of 2013, compared to $6.4 million for the third quarter of 2012.

The Company operated an average of 13.0 vessels during the third quarter of 2013, earning an average TCE rate of $9,274 per day, compared to an average of 12.0 vessels during the third quarter of 2012, earning an average TCE rate of $11,574 per day.

Total adjusted operating expenses for the third quarter of 2013 equaled $7.8 million, or approximately $6,510 per vessel per day, which include vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and exclude share-based compensation for the period of $0.9 million. For the third quarter of 2012, total adjusted operating expenses were $7.5 million, or approximately $6,832 per vessel per day, which include the items mentioned above, and exclude share-based compensation of $0.8 million.

In the third quarter of 2013, the Company recorded a $2.3 million gain from vessel early redelivery, mainly representing the total cash compensation, net of commissions, received due to the early termination of the M/V Coral Seas and M/V Deep Seas time charter agreements with Morgan Stanley Capital Group Inc.

As of September 30, 2013, the Company owned approximately 13.8% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. For the third quarter of 2013, the Company recorded income of $0.3 million, representing its share of Box Ships' net income for the period, compared to $0.5 million for the third quarter of 2012. In the third quarter of 2013, we received a cash amount of $0.4 million, representing dividend distributions from Box Ships, compared to $0.9 million received in the third quarter of 2012.

As of September 30, 2013, the difference between the fair value and the book value of the Company's investment in Box Ships was considered as other than temporary. Therefore, the investment was impaired and the Company recorded a non-cash loss of $5.4 million in the third quarter of 2013, which is presented as "Loss on investment in affiliate" in the unaudited condensed consolidated statements of comprehensive loss at the end of this release.

As of September 30, 2013, the change in the fair value of the 65,896 shares of Korea Line Corporation ("KLC"), which the Company received as part of the settlement agreement entered into with KLC in September 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013, was considered as other than temporary, and therefore the Company recorded a non-cash loss of $1.0 million in the third quarter of 2013.

Third Quarter 2013 Non-cash Items
The Company's results for the three months ended September 30, 2013 included the following non-cash items:

•	Loss on investment in affiliate of $5.4 million, or $0.46 per basic and diluted share.
•	Loss on marketable securities of $1.0 million, or $0.08 per basic and diluted share.
•	An unrealized gain on interest rate swaps of $0.2 million, or $0.01 per basic and diluted share.
•
Non-cash expenses of $0.9 million, or $0.08 per basic and diluted share, relating to share based compensation to the management company amounting to $0.7 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.2 million.

In the aggregate, these non-cash items decreased the Company's earnings by $7.1 million, which represents a $0.61 decrease in earnings per basic and diluted share, for the three months ended September 30, 2013.

Nine months ended September 30, 2013 Financial Results
Gross charter revenue for the nine months ended September 30, 2013 was $43.0 million, compared to $39.5 million for the nine months ended September 30, 2012. The Company reported a net loss of $11.0 million, or $0.97 per basic and diluted share, for the nine months ended September 30, 2013, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 11,114,617 and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2012, the Company reported a net loss of $17.9 million, or $2.93 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 5,929,115.

Excluding all non-cash items described below, the adjusted net loss for the nine months ended September 30, 2013 was $3.3 million, or $0.3 per basic and diluted share, compared to adjusted net income of $1.5 million, or $0.24 per basic and diluted share, for the nine months ended September 30, 2012.

EBITDA for the nine months ended September 30, 2013 was $7.3 million, compared to $0.7 million for the nine months ended September 30, 2012. EBITDA for the nine months ended September 30, 2013 was calculated by adding the net loss of $11.0 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $18.3 million. Adjusted EBITDA, excluding all non-cash items described below, was $15.0 million for the nine months ended September 30, 2013, compared to $20.1 million for the nine months ended September 30, 2012.

The Company operated an average of 12.9 vessels during the nine months ended September 30, 2013, earning an average TCE rate of $10,360 per day, compared to an average of 10.9 vessels during the nine months ended September 30, 2012, earning an average TCE rate of $12,418 per day.

For the nine months ended September 30, 2013, the Company recorded a $2.3 million gain from vessel early redelivery, mainly representing the total cash compensation, net of commissions, received due to the early termination of the M/V Coral Seas and M/V Deep Seas time charter agreements with Morgan Stanley Capital Group Inc.

Total adjusted operating expenses for the nine months ended September 30, 2013 equaled $27.3 million, or approximately $7,757 per vessel per day, which include vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and exclude share-based compensation for the period of $1.6 million. For the nine months ended September 30, 2012, total adjusted operating expenses were $20.9 million, or approximately $6,982 per vessel per day, which include the items mentioned above, and exclude share-based compensation of $2.4 million.

For the nine months ended September 30, 2013, the Company recorded income of $1.3 million, representing its share of Box Ships' net income for the period, compared to $1.9 million for the nine months ended September 30, 2012. In the nine months ended September 30, 2013, we received a cash amount of $1.6 million, representing dividend distributions from Box Ships, compared to $3.0 million received in the nine months ended September 30, 2012.

In the nine months ended September 30, 2013, the Company recorded a non-cash loss of $0.4 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,000,000 of Box Ships' common shares, which was completed on March 18, 2013. In addition, as of September 30, 2013, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore, the investment was impaired and the Company recorded a non-cash loss of $5.4 million. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of comprehensive loss at the end of this release.

Pursuant to the amended KLC rehabilitation plan, in the nine months ended September 30, 2013, the Company recorded a gain from marketable securities of $3.1 million, representing the fair value of 58,483 additional KLC shares issued to the Company, based on the closing price of KLC shares as of May 9, 2013, the date of issuance. As of September 30, 2013, the change in the fair value of the 65,896 shares of KLC owned by the Company was considered as other than temporary, and therefore the Company recorded a non-cash loss of $1.0 million in the third quarter of 2013.

Nine months ended September 30, 2013 Non-cash Items
The Company's results for the nine months ended September 30, 2013 included the following non-cash items:

•	Loss on investment in affiliate of $5.8 million, or $0.51 per basic and diluted share.
•	Loss on marketable securities of $1.0 million, or $0.08 per basic and diluted share.
•	An unrealized gain on interest rate swaps of $0.7 million, or $0.06 per basic and diluted share.
•
Non-cash expenses of $1.6 million, or $0.14 per basic and diluted share, relating to share based compensation to the management company amounting to $1.1 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.5 million.

In the aggregate, these non-cash items decreased the Company's earnings by $7.6 million, which represents a $0.67 decrease in earnings per basic and diluted share, for the nine months ended September 30, 2013.

Cash Flows
For the nine months ended September 30, 2013, the Company generated net cash from operating activities of $2.1 million, compared to $10.6 million for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, net cash from investing activities was $5.4 million and net cash from financing activities was $19.0 million. For the nine months ended September 30, 2012, net cash used in investing activities was $24.0 million and net cash from financing activities was $2.0 million.

Time Charter Coverage Update
Pursuant to our chartering strategy, we will continue to employ our vessels on short-term time charters or voyage charters, which generally last for periods of ten days to four months, to be in a position to take advantage of any strengthening of the spot market when the charter market recovers.

Assuming all charter counterparties fully perform under the terms of the charters, based on the earliest redelivery dates and including our newbuilding vessels, we have secured employment for 61% and 5% of our fleet capacity for the remainder of 2013 and full year 2014, respectively.

Follow-On Public Offering
On September 27, 2013, the Company closed a public offering of 6,000,000 of its Class A common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The gross proceeds from the offering before the underwriting discount and other offering expenses payable by the Company amounted to approximately $34.5 million (including $4.5 million from the exercise of the over-allotment option). The net proceeds from the offering after the underwriting discount and other offering expenses amounted to $31.9 million.

Newbuilding Program
Following the completion of the Company's previously-announced public offering of 6,000,000 common shares, on October 3, 2013, the Company completed the acquisition of two Ultramax newbuilding drybulk carriers from Allseas Marine S.A., a ship management company which is wholly-owned by the Company's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, and which provides commercial and technical management services for the Company's fleet. The Ultramax newbuildings have a carrying capacity of 63,500 dwt each, and are currently under construction at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group, with scheduled delivery on May 31, 2014 and July 31, 2014, respectively.

The acquisition cost of these two newbuildings is $26.5 million per vessel, or $53.0 million in the aggregate. In October 2013, the Company paid an amount of $8.1 million per vessel, and the balance of the contract price, or $18.4 million per vessel, will be payable upon the delivery of each vessel.

Loan Agreement with Box Ships (May 27, 2011)
On October 18, 2013, Box Ships proceeded with the full repayment of the outstanding balance of the loan provided by the Company, plus accrued interest, that in the aggregate amounted to $6.1 million.

Settlement Agreement with KLC
On October 29, 2013, KLC paid $0.4 million representing the present value of the total outstanding cash payments the Company was entitled to receive as part of the settlement agreement entered into with KLC in September 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court on March 28, 2013.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its third quarter and nine months ended September 30, 2013 results on November 8, 2013 at 10:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300-8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10036460.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt. In addition, the Paragon Shipping's current newbuilding program consists of one Handysize drybulk carrier that is scheduled to be delivered in the fourth quarter of 2013, as well as two Ultramax drybulk carriers and two 4,800 TEU containerships that are scheduled to be delivered in 2014. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Paragon Shipping's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of November 7, 2013.

Operating Drybulk Fleet
Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Total Handysize	3	111,700
Grand Total	13	816,472

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY152	Ultramax	63,500	Q2 2014
Hull no. DY153	Ultramax	63,500	Q3 2014
Total Ultramax	2	127,000
Handysize
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	1	37,200
Grand Total	3	164,200

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of November 7, 2013.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q3 2014
Hull no. 657 (1)	4,800	56,500	Q3 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013
FLEET DATA
Average number of vessels (1)	12.0	13.0
Calendar days for fleet (2)	1,104	1,196
Available days for fleet (3)	1,104	1,196
Operating days for fleet (4)	1,098	1,184
Fleet utilization (5)	99.5%	99.0%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	11,574	9,274
Vessel operating expenses (7)	4,714	4,313
Management fees - related party adjusted (9)	967	1,023
General and administrative expenses adjusted (10)	1,151	1,174
Total vessel operating expenses adjusted (11)	6,832	6,510

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
FLEET DATA
Average number of vessels (1)	10.9	12.9
Calendar days for fleet (2)	2,995	3,521
Available days for fleet (3)	2,995	3,456
Operating days for fleet (4)	2,980	3,442
Fleet utilization (5)	99.5%	99.6%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	12,418	10,360
Vessel operating expenses (7)	4,684	4,474
Dry-docking expenses (8)	-	482
Management fees - related party adjusted (9)	998	1,014
General and administrative expenses adjusted (10)	1,300	1,787
Total vessel operating expenses adjusted (11)	6,982	7,757

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)
Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.

(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013
Charter Revenue	13,680,309	14,112,237
Commissions	(751,183)	(758,541)
Voyage Expenses, net	(220,807)	(2,373,495)
Net Revenue, net of voyage expenses	12,708,319	10,980,201
Total operating days	1,098	1,184
Time Charter Equivalent	11,574	9,274

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Charter Revenue	39,536,592	43,021,461
Commissions	(2,180,754)	(2,336,135)
Voyage Expenses, net	(350,748)	(5,026,294)
Net Revenue, net of voyage expenses	37,005,090	35,659,032
Total operating days	2,980	3,442
Time Charter Equivalent	12,418	10,360

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Cash and Cash Equivalents, beginning of period	14,563,517	17,676,885
Cash generated from / (used in):
Operating Activities	10,600,820	2,132,169
Investing Activities	(24,012,113)	5,377,336
Financing Activities	2,008,217	19,049,363
Net (decrease) / increase in Cash and Cash Equivalents	(11,403,076)	26,558,868
Cash and Cash Equivalents, end of period	3,160,441	44,235,753

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013
Net Loss	(18,785,001)	(7,498,517)
Plus Net interest expense, including interest expense from interest rate swaps	2,164,235	1,769,804
Plus Depreciation	4,369,160	4,297,605
EBITDA	(12,251,606)	(1,431,108)
Adjusted EBITDA Reconciliation
Net Loss	(18,785,001)	(7,498,517)
Loss on investment in affiliate	17,293,266	5,377,901
Loss on marketable securities	980,430	952,137
Unrealized gain on interest rate swaps	(433,787)	(151,476)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	806,753	910,279
Adjusted Net Loss	(138,339)	(409,676)
Plus Net interest expense, including interest expense from swaps	2,164,235	1,769,804
Plus Depreciation	4,369,160	4,297,605
Adjusted EBITDA	6,395,056	5,657,733

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net Loss	(17,885,810)	(10,992,587)
Plus Net interest expense, including interest expense from interest rate swaps	6,293,986	5,626,063
Plus Depreciation	12,311,777	12,682,910
EBITDA	719,953	7,316,386
Adjusted EBITDA Reconciliation
Net Loss	(17,885,810)	(10,992,587)
Loss on investment in affiliate	17,293,266	5,768,722
Loss on marketable securities	980,430	952,137
Unrealized gain on interest rate swaps	(1,325,422)	(660,292)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	2,400,752	1,582,234
Adjusted Net Income / (Loss)	1,463,216	(3,349,786)
Plus Net interest expense, including interest expense from swaps	6,293,986	5,626,063
Plus Depreciation	12,311,777	12,682,910
Adjusted EBITDA	20,068,979	14,959,187

(1)
The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Quarter Ended September 30, 2012	Quarter Ended September 30, 2013
Net Loss	(18,785,001)	(7,498,517)
Net Loss attributable to non-vested share awards	(427,587)	(181,410)
Net Loss available to common shareholders	(18,357,414)	(7,317,107)
Weighted average number of common shares basic and diluted (2)	5,960,610	11,307,194
Loss per common share basic and diluted (2)	(3.08)	(0.65)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(18,785,001)	(7,498,517)
Loss on investment in affiliate	17,293,266	5,377,901
Loss on marketable securities	980,430	952,137
Unrealized gain on interest rate swaps	(433,787)	(151,476)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	806,753	910,279
Adjusted Net Loss (1)	(138,339)	(409,676)
Adjusted Net Loss attributable to non-vested share awards	(3,149)	(9,911)
Adjusted Net Loss available to common shareholders	(135,190)	(399,765)
Weighted average number of common shares basic and diluted (2)	5,960,610	11,307,194
Adjusted Loss per common share basic and diluted (1), (2)	(0.02)	(0.04)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

 Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net Loss	(17,885,810)	(10,992,587)
Net Loss attributable to non-vested share awards	(497,320)	(228,186)
Net Loss available to common shareholders	(17,388,490)	(10,764,401)
Weighted average number of common shares basic and diluted (2)	5,929,115	11,114,617
Loss per common share basic and diluted (2)	(2.93)	(0.97)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(17,885,810)	(10,992,587)
Loss on investment in affiliate	17,293,266	5,768,722
Loss on marketable securities	980,430	952,137
Unrealized gain on interest rate swaps	(1,325,422)	(660,292)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	2,400,752	1,582,234
Adjusted Net Income / (Loss) (1)	1,463,216	(3,349,786)
Adjusted Net Income / (Loss) attributable to non-vested share awards	40,685	(69,535)
Adjusted Net Income / (Loss) available to common shareholders	1,422,531	(3,280,251)
Weighted average number of common shares basic and diluted (2)	5,929,115	11,114,617
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.24	(0.30)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2012 and September 30, 2013
(Expressed in United States Dollars)
	December 31, 2012	September 30, 2013
Assets

Cash and restricted cash (current and non-current)	27,686,885	54,245,753
Vessels, net	298,376,440	310,392,732
Advances for vessel acquisitions and vessels under construction	49,592,684	27,945,904
Other fixed assets, net	497,619	523,468
Investment in affiliate	19,987,743	14,025,000
Loan to affiliate	14,000,000	6,000,000
Other assets	9,833,531	17,903,569

Total Assets	419,974,902	431,036,426

Liabilities and Shareholders' Equity

Total debt	195,542,176	183,221,739
Total other liabilities	8,912,213	9,473,270
Total shareholders' equity	215,520,513	238,341,417

Total Liabilities and Shareholders' Equity	419,974,902	431,036,426

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended September 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)

	Three Months Ended	Three Months Ended
	September 30, 2012	September 30, 2013
Revenue
Charter revenue	13,680,309	14,112,237
Commissions	(751,183)	(758,541)
Net Revenue	12,929,126	13,353,696
Expenses / (Income)
Voyage expenses, net	220,807	2,373,495
Vessels operating expenses	5,204,737	5,158,770
Management fees - related party	1,067,343	1,937,304
Depreciation	4,369,160	4,297,605
General and administrative expenses	2,077,779	1,600,949
Bad debt provisions	-	68,865
Gain from vessel early redelivery	-	(2,267,818)
Loss from marketable securities, net	980,430	952,137
Other income	(703,422)	-
Operating Loss	(287,708)	(767,611)
Other Income / (Expenses)
Interest and finance costs	(1,664,747)	(1,656,841)
Loss on derivatives, net	(245,750)	(74,618)
Interest income	180,049	113,131
Equity in net income of affiliate	540,338	331,144
Loss on investment in affiliate	(17,293,266)	(5,377,901)
Foreign currency loss	(13,917)	(65,821)
Total Other Expenses, net	(18,497,293)	(6,730,906)
Net Loss	(18,785,001)	(7,498,517)

Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	(417,425)	(211,863)
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	64,200	78,459
Equity in other comprehensive loss of affiliate	-	(29,326)
Unrealized loss on change in fair value of marketable securities	(273,126)	(1,094,268)
Transfer of impairment of marketable securities to earnings	980,430	952,137
Total Other Comprehensive Income / (Loss)	354,079	(304,861)

Comprehensive Loss	(18,430,922)	(7,803,378)

Loss per Class A common share, basic and diluted (1)	$(3.08)	$(0.65)
Weighted average number of Class A common shares, basic and diluted (1)	5,960,610	11,307,194

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the nine months ended September 30, 2012 and 2013
(Expressed in United States Dollars - except for share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2013
Revenue
Charter revenue	39,536,592	43,021,461
Commissions	(2,180,754)	(2,336,135)
Net Revenue	37,355,838	40,685,326
Expenses / (Income)
Voyage expenses, net	350,748	5,026,294
Vessels operating expenses	14,029,628	15,753,723
Dry-docking expenses	-	1,698,217
Management fees - related party	2,989,520	4,620,394
Depreciation	12,311,777	12,682,910
General and administrative expenses	6,293,568	6,823,437
Bad debt provisions	-	68,865
Gain from vessel early redelivery	-	(2,267,818)
Gain from marketable securities, net	(414,235)	(2,161,169)
Other income	(703,422)	-
Operating Income / (Loss)	2,498,254	(1,559,527)
Other Income / (Expenses)
Interest and finance costs	(4,798,734)	(5,417,953)
Loss on derivatives, net	(727,340)	(54,492)
Interest income	557,510	506,674
Equity in net income of affiliate	1,896,839	1,309,846
Loss on investment in affiliate	(17,293,266)	(5,768,722)
Foreign currency loss	(19,073)	(8,413)
Total Other Expenses, net	(20,384,064)	(9,433,060)
Net Loss	(17,885,810)	(10,992,587)

Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	(858,342)	191,847
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	100,318	233,096
Equity in other comprehensive income of affiliate	-	77,383
Unrealized loss on change in fair value of marketable securities	(980,430)	(1,105,190)
Transfer of impairment of marketable securities to earnings	980,430	952,137
Total Other Comprehensive (Loss) / Income	(758,024)	349,273

Comprehensive Loss	(18,643,834)	(10,643,314)

Loss per Class A common share, basic and diluted (1)	$(2.93)	$(0.97)
Weighted average number of Class A common shares, basic and diluted (1)	5,929,115	11,114,617

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.